Ex99.139

DEFI TECHNOLOGIES INC.
NOTICE OF SPECIAL MEETING OF COMMON SHAREHOLDERS

You are invited to the 2021 special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of DeFi Technologies  Inc. (the “Corporation”).
When:  Thursday  November 25, 2021  at  10:00 a.m. (Toronto time)
Where:  198  Davenport Road,  Toronto, Ontario,  Canada, M5R 1J2 The purpose  of  the Meeting is as follows:

1. Share consolidation Consider consolidating its shares by exchanging up to every three existing common shares of the Corporation into one new common share (the “Share Consolidation”).
2. Other Business. Consider other business  as may properly come before the Meeting or any  postponement(s)  or adjournment(s) thereof.
The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular (the “Circular”) accompanying this Notice of Meeting. At the Meeting,  Shareholders  will  be asked to approve the Share Consolidation.
The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR the approval  of the Share Consolidation.
Each Common Share will entitle the holder thereof  to one (1) vote at the  Meeting.
The directors of the Corporation have fixed the close of business on October 25, 2021 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournments(s)  or postponement(s)  thereof.
AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPEAD OF COVID-19, ONLY REGISTERED SHAREHOLDERS AND/OR THEIR APPOINTEES MAY ATTEND THE MEETING IN PERSON. IN ADDITION, WE STRONGLY ENCOURAGE ALL SHAREHOLDERS TO NOT ATTEND THE MEETING IN PERSON AND TO VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY, AS DESCRIBED BELOW.
Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast  on the conference  call.  Please  register at https://us02web.zoom .us/meeting/register/tZclce-qrTguHd0rn8y HVLO-4tnXaIDv-Kg6 to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s  profile on www.SEDAR.com.

Proxies are being solicited by management of the Corporation. A form of proxy for the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled  to vote at the Meeting  may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, TSX Trust, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 by no later than 10:00 a.m. (Toronto time) on November 23, 2021, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.
Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.
DATED at Toronto,  Ontario as of  the 27th  day of October, 2021

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Russell Starr
Chief Executive Officer and Executive Chairman

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